Exhibit 99.8

Form of Releases to Stock Exchanges and Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2015 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(in crore, except equity share and per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Revenues	15,902	15,635	13,796	45,891	39,908	53,319
Cost of sales(1)	9,990	9,724	8,462	28,837	24,709	32,883
Gross profit	5,912	5,911	5,334	17,054	15,199	20,436
Selling and marketing expenses	859	843	770	2,522	2,205	2,941
Administrative expenses	1,094	1,075	875	3,132	2,611	3,663
Operating profit	3,959	3,993	3,689	11,400	10,383	13,832
Other income, net	802	793	840	2,353	2,546	3,427
Share in associate's profit /(loss)	–	(1)	–	(2)	–	(1)
Profit before income taxes	4,761	4,785	4,529	13,751	12,929	17,258
Income tax expense	1,296	1,387	1,279	3,857	3,697	4,929
Net profit	3,465	3,398	3,250	9,894	9,232	12,329
Paid-up equity share capital (par value 5/- each, fully paid)	1,144	1,144	572	1,144	572	572
Share premium, retained earnings and other components of equity	54,191	54,191	47,244	54,191	47,244	54,191
Earnings per share (par value 5/- each) (2)
Basic	15.16	14.87	14.22	43.29	40.39	53.94
Diluted	15.16	14.87	14.22	43.29	40.39	53.94

(1)	Includes Depreciation and amortization expense of 369 crore and 1,040 crore for the quarter ended and nine months ended December 31, 2015
(2)	adjusted for bonus issues wherever applicable

1.	The audited consolidated financial statements for the quarter and nine months ended December 31, 2015 have been taken on record by the Board of Directors at its meeting held on January 14, 2016. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

2.	On November 6, 2015, the Securities and Exchange Board of India (SEBI) relaxed the requirements of Regulations 33(1) (c) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 for the quarter ending December 31, 2015 and quarter and financial year ending March 31, 2016 for all such listed entities which had exercised the option of preparing consolidated financial statements under IFRS for the earlier quarters of FY 2015-16. The company had earlier availed the option of publishing consolidated financial results under IFRS as per the press release issued by SEBI on November 9, 2009 and continues to do so for the quarter ending December 31, 2015 pursuant to the relaxation provided by the aforesaid November 6, 2015 circular.

3.	Changes to the Board

i.	On January 14, 2016, the Board appointed Dr. Punita Kumar Sinha as an independent director with immediate effect.

ii.	Ms.Carol M. Browner resigned as member of the Board effective November 23, 2015. The Board placed on record its deep sense of appreciation for the services rendered by her during her tenure as a director.

iii.	The Board recommended the re-appointment of Prof. Jeffrey S. Lehman, Independent Director of the Company for a term of two years with effect from April 14, 2016 to hold office up to April 13, 2018, and not be liable to retire by rotation. Prof. Lehman’s current term of office as an Independent Director expires on April 13, 2016. The appointment is subject to the approval of the shareholders.

4. Investments

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting , LLC (Noah) , a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million (approximately 216 crore), contingent consideration of up to $5 million (approximately 33 crore) and an additional payout of up to $32 million (approximately 212 crore).

5. Information on dividends for the quarter and nine months ended December 31, 2015

An interim dividend of 10/- ( par value 5/- each) per equity share was declared on October 12, 2015 and paid on October 21, 2015. The interim dividend declared in the previous year was 30/- (not adjusted for bonus issues) per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Dividend per share (par value 5/- each)
Interim dividend	–	10.00	–	10.00	30.00(1)	30.00(1)
Final dividend	–	–	–	–	–	29.50(2)

(1) not adjusted for bonus issues on December 3, 2014 and June 17, 2015

(2) not adjusted for bonus issue on June 17, 2015

6. Other information

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Staff costs	8,772	8,558	7,546	25,383	22,423	29,742
Items exceeding 10% of aggregate expenditure	–	–	–	–	–	–

7. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Revenues	13,562	13,525	12,192	39,825	35,374	47,300
Profit before exceptional item and tax	4,376	4,575	4,252	12,945	12,216	16,386
Profit on transfer of business*	–	3,036	–	3,036	412	412
Profit before tax	4,376	7,611	4,252	15,981	12,628	16,798
Profit for the period	3,183	6,306	3,055	12,387	9,140	12,164

*	Exceptional item pertains to profit on transfer of business to EdgeVerve Systems Limited, a wholly owned subsidiary.

Note:	The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited financial statements as stated.

8. Segment reporting (IFRS Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Revenue by business segment
Financial Services (FS)	4,377	4,241	3,694	12,500	10,765	14,394
Manufacturing (MFG)	3,506	3,622	3,137	10,460	9,040	12,140
Energy & utilities, Communication and Services (ECS)	2,912	2,814	2,609	8,353	7,618	10,057
Retail, Consumer packaged goods and Logistics (RCL)	2,577	2,582	2,233	7,502	6,649	8,869
Life Sciences, Healthcare and Insurance (HILIFE)	2,156	2,086	1,856	6,186	5,118	6,881
All other segments	374	290	267	890	718	978
Total	15,902	15,635	13,796	45,891	39,908	53,319
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	15,902	15,635	13,796	45,891	39,908	53,319
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (FS)	1,250	1,258	1,114	3,582	3,165	4,262
Manufacturing (MFG)	895	891	781	2,573	2,273	3,025
Energy & utilities, Communication and Services (ECS)	824	834	789	2,441	2,350	3,049
Retail, Consumer packaged goods and Logistics (RCL)	699	726	684	2,069	2,011	2,679
Life Sciences, Healthcare and Insurance (HILIFE)	594	585	540	1,673	1,385	1,865
All other segments	71	60	46	111	(15)	21
Total	4,333	4,354	3,954	12,449	11,169	14,901
Less: Other unallocable expenditure	374	361	265	1,049	786	1,069
Add: Unallocable other income	802	793	840	2,353	2,546	3,427
Add: Share in Associate's profit / (loss)	–	(1)	–	(2)	–	(1)
Profit before tax and non-controlling interests	4,761	4,785	4,529	13,751	12,929	17,258

Notes on segment information

Business segments

Effective April 1, 2015, the Company reorganized its segments to support its objective of delivery innovation. This structure will help deliver services that will reflect the way technology is consumed in layers by the client’s enterprise. Consequent to the internal reorganization, Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa have been subsumed across the other verticals, Insurance is part of HILIFE and businesses in India, Japan and China (All other segments) are run as standalone regional business units. The previous period figures, extracted from the audited consolidated financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in the reportable segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board for Infosys Limited

Bangalore, India January 14, 2016	Dr. Vishal Sikka Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2015, prepared as per International Financial Reporting Standards (IFRS) and reported in US Dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Revenues	2,407	2,392	2,218	7,055	6,552	8,711
Cost of sales	1,512	1,488	1,360	4,435	4,057	5,374
Gross profit	895	904	858	2,620	2,495	3,337
Net profit	524	519	522	1,519	1,515	2,013
Earnings per Equity Share (1)
Basic	0.23	0.23	0.23	0.66	0.66	0.88
Diluted	0.23	0.23	0.23	0.66	0.66	0.88
Total assets	10,771	10,810	10,028	10,771	10,028	10,615
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	4,523	4,655	5,319	4,523	5,319	4,999

(1) adjusted for bonus issues wherever applicable

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this release is January 14, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2015 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

( in crore)

Particulars	Quarter ending December 31, 2015	Nine months ending December 31, 2015	Quarter ending December 31, 2014
Revenues	15,902	45,891	13,796
Net profit	3,465	9,894	3,250
Paid-up equity share capital (par value 5/- each, fully paid)	1,144	1,144	572
Share premium, retained earnings and other components of equity	54,191	54,191	47,244
Earnings per share (par value 5/- each) (1)
Basic	15.16	43.29	14.22
Diluted	15.16	43.29	14.22

(1)	adjusted for bonus issues wherever applicable

1. The audited consolidated financial statements for the quarter and nine months ended December 31, 2015 have been taken on record by the Board of Directors at its meeting held on January 14, 2016. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

2. Changes to the Board

i. On January 14, 2016, the Board appointed Dr. Punita Kumar Sinha as an independent director with immediate effect.

ii. Ms. Carol M. Browner resigned as member of the Board effective November 23, 2015. The Board placed on record its deep sense of appreciation for the services rendered by her during her tenure as a director.

iii. The Board recommended the re-appointment of Prof. Jeffrey S. Lehman, Independent Director of the Company for a term of two years with effect from April 14, 2016 to hold office up to April 13, 2018, and not be liable to retire by rotation. Prof. Lehman’s current term of office as an independent director expires on April 13, 2016. The appointment is subject to the approval of the shareholders.

3. Investments

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million (approximately  216 crore), contingent consideration of up to $5 million (approximately  33 crore) and an additional payout of up to $32 million (approximately  212 crore).

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ending December 31, 2015	Nine months ending December 31, 2015	Quarter ending December 31, 2014
Revenues	13,562	39,825	12,192
Profit before exceptional item and tax	4,376	12,945	4,252
Profit on transfer of business (1)	–	3,036	–
Profit before tax	4,376	15,981	4,252
Profit for the period	3,183	12,387	3,055

(1)	Exceptional item pertains to profit on transfer of business to EdgeVerve Systems Limited, a wholly owned subsidiary.

The above is an extract of the detailed format of Quarterly Financial Results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results is available on the stock exchange websites, www.nseindia.com and www.bseindia.com, and on the Company’s website, www.infosys.com.

Certain statements in this advertisement concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is January 14, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited financial results of Infosys Limited for the quarter and nine months ended December 31, 2015

(in crore, except equity share and per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Income from software services and products	13,562	13,525	12,192	39,825	35,374	47,300
Expenses:
Employee benefit expenses	7,103	6,985	6,358	20,905	18,932	25,115
Deferred consideration pertaining to acquisition	18	46	55	110	168	219
Cost of technical sub-contractors	1,226	1,035	777	3,225	2,073	2,909
Travel expenses	360	425	329	1,217	1,035	1,360
Cost of software packages and others	200	335	290	826	756	979
Communication expenses	73	80	116	232	294	384
Consultancy and professional charges	153	123	114	408	248	396
Depreciation and amortization expense	275	272	229	799	672	913
Other expenses	515	423	495	1,388	1,426	1,976
Total expenses	9,923	9,724	8,763	29,110	25,604	34,251
Profit from operations before other income	3,639	3,801	3,429	10,715	9,770	13,049
Other income	737	774	823	2,230	2,446	3,337
Profit before exceptional item and tax	4,376	4,575	4,252	12,945	12,216	16,386
Profit on transfer of business(1)	–	3,036	–	3,036	412	412
Profit before tax	4,376	7,611	4,252	15,981	12,628	16,798
Tax expense	1,193	1,305	1,197	3,594	3,488	4,634
Net Profit for the period	3,183	6,306	3,055	12,387	9,140	12,164
Paid-up equity share capital (par value 5/- each fully paid) (2)	1,148	1,148	572	1,148	572	574
Reserves and surplus	47,494	47,494	41,806	47,494	41,806	47,494
Earnings per share (par value 5/- each) #
Before exceptional item
Basic	13.86	14.24	13.37	40.71	38.19	51.17
Diluted	13.86	14.24	13.37	40.71	38.19	51.17
After exceptional item
Basic	13.86	27.45	13.37	53.93	39.99	52.96
Diluted	13.86	27.45	13.37	53.93	39.99	52.96

(1)	Exceptional item pertains to profit on transfer of business to EdgeVerve, a wholly owned subsidiary.
(2)	net of treasury shares as at December 31, 2014
#	adjusted for bonus issues wherever applicable

Notes:

1.	The audited financial statements for the quarter and nine months ended December 31, 2015 have been taken on record by the Board of Directors at its meeting held on January 14, 2016. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited standalone financial statements.

2. Changes to the Board

i.	On January 14, 2016, the Board appointed Dr. Punita Kumar Sinha as an independent director with immediate effect.
ii.	Ms. Carol M. Browner resigned as member of the Board effective November 23, 2015. The Board placed on record its deep sense of appreciation for the services rendered by her during her tenure as a director.
iii.	The Board recommended the re-appointment of Prof. Jeffrey S. Lehman, Independent Director of the Company for a term of two years with effect from April 14, 2016 to hold office up to April 13, 2018, and not be liable to retire by rotation. Prof. Lehman’s current term of office as an Independent Director expires on April 13, 2016. The appointment is subject to the approval of the shareholders.

3. Investments

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million (approximately 216 crore), contingent consideration of up to $5 million (approximately 33 crore) and an additional payout of up to $32 million (approximately 212 crore).

4. Information on dividends for the quarter and nine month ended December 31, 2015

An interim dividend of 10/- ( par value 5/- each) per equity share was declared on October 12, 2015 and paid on October 21, 2015. The interim dividend declared in the previous year was 30/-(not adjusted for bonus issues) per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Dividend per share (par value 5/- each)
Interim dividend	–	10.00	–	10.00	30.00(1)	30.00(1)
Final dividend	–	–	–	–	–	29.50(2)

(1) not adjusted for bonus issues on December 3, 2014 and June 17, 2015

(2) not adjusted for bonus issue on June 17, 2015

5. Segment reporting (Standalone-Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Revenue by industry segment
Financial Services and Insurance (FSI)	4,468	4,418	4,161	13,239	12,049	16,175
Manufacturing (MFG)	2,990	3,123	2,620	8,961	7,596	10,230
Energy & utilities, Communication and Services (ECS)	2,803	2,663	2,556	7,967	7,379	9,756
Retail, Consumer Packaged Goods and Logistics (RCL)	2,379	2,399	2,113	6,975	6,272	8,369
Life Sciences and Healthcare (LSH)	922	922	742	2,683	2,078	2,770
Total	13,562	13,525	12,192	39,825	35,374	47,300
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	13,562	13,525	12,192	39,825	35,374	47,300
Segment profit before tax and depreciation
Financial Services and Insurance (FSI)	1,251	1,316	1,285	3,803	3,637	4,905
Manufacturing (MFG)	870	884	708	2,502	2,103	2,798
Energy & utilities, Communication and Services (ECS)	847	882	789	2,414	2,187	2,920
Retail, Consumer Packaged Goods and Logistics (RCL)	715	717	664	2,073	1,964	2,620
Life Sciences and Healthcare (LSH)	231	274	212	722	551	723
Total	3,914	4,073	3,658	11,514	10,442	13,966
Less: Other unallocable expenditure	275	272	229	799	672	917
Add: Unallocable other income	737	774	823	2,230	2,446	3,337
Profit before exceptional item and tax	4,376	4,575	4,252	12,945	12,216	16,386
Exceptional item(1)	–	3,036	–	3,036	412	412
Profit before tax	4,376	7,611	4,252	15,981	12,628	16,798

(1)	Exceptional item pertains to profit on transfer of business to EdgeVerve, a wholly owned subsidiary.

Notes on segment information:

Primary segments

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Revenues represented along industries served constitute the primary basis of the segmental information set out above. Effective April 1, 2015, the Company reorganized its segments to support its objective of delivery innovation. This structure will help deliver services that will reflect the way technology is consumed in layers by the client’s enterprise. However the reorganization did not have any impact in the reportable segments as per Accounting Standard 17 'Segment reporting'.

Segmental capital employed

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board for Infosys Limited

Bangalore, India January 14, 2016	Dr. Vishal Sikka Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this release is January 14, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.